Exhibit (a)(9)

To: Partners 68+

From: Kendi

Subject Line: MS Confidential – Do Not Forward / Stock Option Transfer Program

Date: October 13, 2003

As leaders, I want to let you know that tomorrow we will be sending emails to managers and employees to launch the Stock Option Transfer Program. Until you receive the all employee email, please do not share this information.

We believe the program addresses employee concerns about underwater options in a way that also demonstrates our commitment to our shareholders. While we anticipate that employee response will generally be positive, this is a fairly complex program.

Our goal is to enable employees to make a thoughtful and informed decision. To that end, employees will receive a variety of materials and resources to assist them in understanding both the opportunities and risks associated with the Program. This Program, and all related communications are part of our regulatory filing and are governed by a set of rules established by the U.S. Securities and Exchange Commission. As a result, the information we are providing is more complex than we typically provide.

It’s important that all employees understand the voluntary nature of this Program. Neither Microsoft nor the Board of Directors is making any recommendation about whether employees should participate. As leaders and managers, it’s important that you do the same, and avoid influencing employees’ participation in any way, such as by commenting on your own thoughts on participation or giving any advice about an employee’s choice.

I also wanted to give you an update on the Program design specific to the payment schedule so that you are fully aware of how the provisions may affect you and the employees in your organizations. As part of the announcement in July, employees were informed that a portion of the proceeds from this Program would be paid up-front followed by subsequent payments. To motivate employees and for administrative reasons, we’ve updated the payment schedule so that employees with a total payment of US$20,000 or less will receive full payment in December 2003.

Generally, employees up to and including Level 67 that have a total payment over US$20,000 will receive the greater of US$20,000 or one-third of their total payment in December 2003, with the remainder paid out in December 2005, provided they remain employed with Microsoft or one of its subsidiaries.

Generally, Partners will receive the greater of US$20,000 or one-third of their total payment up front, with the remaining proceeds paid in equal installments in December 2005 and December 2006, subject to continued employment. It’s important to the company and to shareholders that this program includes a long-term retention component for some of our most talented individuals. This 3-year payout schedule provides for a good transition to the new compensation program — especially the Shared Performance Stock Award component. Shares under the SPSA program will begin vesting as you receive the final payouts under this program.

There are several countries where these payments will be accelerated because of local tax considerations.

We have arranged for American Express Financial Advisors to provide telephone resources and financial education seminars on the Program. As part of these services, two seminars have been scheduled for Partners:

•	Monday, October 20 from 6-7:30pm in Redwest E/Emerald Auditorium.
•	Wednesday, October 22 from 12-1:30pm in Building 117/Chinook.

If you would like to attend please RSVP to partners.seminars@aexp.com indicating which day you will be attending.

I appreciate your continued leadership through our recent compensation changes.

Ken

Eligible option holders are advised to read Microsoft’s Notice of Stock Option Transfer Program and other Program documents when they become available. Option holders and other interested parties may also obtain, free of charge, copies of the Notice when it becomes available and other documents filed by Microsoft with the SEC at the SEC’s Internet Website at www.sec.gov. Each of these documents also may be obtained, free of charge, by contacting Microsoft Investor Relations by mail at One Microsoft Way, Redmond, WA 98052, USA; by email at msft@microsoft.com, or by telephone at (800) 285-7772 or (425) 706-4400.